

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2018

Chan Heng Fai
Chairman and Chief Executive Officer
HF Enterprises Inc.
4800 Montgomery Lane
Suite 210
Bethesda MD 20814

> **Re: HF Enterprises Inc.**
> **Draft Registration Statement on Form**
> **Submitted November13, 2018**
> **CIK No. 0001750106**

Dear Mr. Heng Fai:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS filed November13, 2018

Prospectus Summary, page 1

1.   We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:

- the specific exemption that you and each of your subsidiaries intend to rely on; and

- how you and each of your subsidiaries' investment strategy and business model will support that exemption.

Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.

2. Please tell us if you intend to register as an investment adviser under the Investment Advisers Act of 1940, as amended. To the extent you do not intend to register as an investment adviser, please provide us with a supplemental detailed analysis as to why you believe you are not required to register. Explain in your response how your current and planned business operations and investment strategy are consistent with your conclusion.

3. We note your disclosure throughout regarding your ownership interest in various entities, which appears to vary from direct and indirect, wholly-owned, majority-owned, and partially-owned. Please revise your disclosure throughout to clarify your organizational structure and provide an organizational chart as referenced on page 6. Include in the chart or as a footnote information regarding your ownership interests in each of the entities.

4. We note your disclosure regarding your 19.8%-owned subsidiary Holista CollTech Limited. Please tell us why you view Holista CollTech as a subsidiary when you only have a minority interest in the entity.

Our Growth Strategy and Competitive Advantages, page 3

5. We note your disclosure that you intend to have a similar business philosophy to Berkshire Hathaway. We also note that you are a smaller reporting company and have not been in operation for long. Please consider removing this comparison and revising your competition discussion to focus on the competitive conditions in your business as currently contemplated. Please refer to Item 101(h)(4)(iv) of Regulation S-K.

Risk Factors, page 10

6. Please add risk factor disclosure, as applicable, describing any potential impact of the proposed tariffs by the United States and China on your operations.

7. Please provide specific risk factor as appropriate regarding international regulations that may impact your business operations.

Our significant investments in public companies ..., page 11

8. We note your reference to your subsidiaries' securities being "listed" on the OTC Markets. Please revise to clarify that these shares are quoted on the OTC Markets.

Anti-takeover provisions in our charter ..., page 22

9. We note your disclosure that your corporate documents will be effective upon completion of this offering. Please advise how you will be able proceed with this offering if your corporate documents are not yet effective. Please also tell us when you intend to include

updated corporate documents as required exhibits under Item 601(b) of Regulation S-K.

Concentration of ownership of our common stock..., page 23

10.   Please expand this risk factor to clarify that your principal stockholder will be able to make decisions regarding (i) making changes to your articles of incorporation whether to issue additional common stock and preferred stock, including to himself, (ii) employment decisions, including compensation arrangements; and (iii) whether to enter into material transactions with related parties.

Our Bylaws have an exclusive forum..., page 24

11.   We note your disclosure in this section that your certificate of incorporation has an exclusive forum provision limited to the Court of Chancery of the State of Delaware (or if no Court of Chancery located within the State of Delaware has jurisdiction, the Federal District Court for the District of Delaware). Your certificate of incorporation included as an exhibit, however, does not provide for jurisdiction within the Federal District Court for the District of Delaware. Please revise your disclosure and certificate of incorporation, as applicable, to state whether you intend the exclusive forum provision to apply to claims under the federal securities laws.

Use of Proceeds, page 25

12.   We note your disclosure relating to your 19.8% equity interest in Holista CollTech Limited and 14.2% equity interest in Vivacitas Oncology Inc. Please tell us how you account for, and how your financial statements reflect these investments.

13.   We note that you intend to invest in selected companies including Holista CollTech Limited. Please advise which other companies that you are referring to.

14.   We note that you intend to use part of the net proceeds of this offering to fund acquisitions of new entities and to provide investment to selected companies, including Holista CollTech. We also note your statement that a significant portion of the net proceeds of this offering will be used to acquire new companies. Please provide us with an analysis as to whether or not these other entities and companies, including Holista CollTech should be co-registrants in this offering pursuant to Rule 140 under the Securities Act.

Dilution, page 27

15.   We note that the table on page 29 shows that the immediate dilution from the public offering price is $3.39 instead of $6.61 as disclosed in the paragraph preceding the table. Please revise your disclosure to correct this conflict.

16.   Please revise the penultimate paragraph on page 29 to illustrate how you determined the effect of an assumed increase/decrease of 1,000,000 shares in the number of shares of common stock offered.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

17.   We note the significant change in foreign currency translation adjustment during fiscal year 2017 (page F-26) and interim period (page F-3). Please tell us and revise your MD&A to discuss the reason for the significant fluctuation and the expected impact in future years.

Real Estate Assets, page 31

18.   Please revise the last paragraph on page 31 to reconcile the capitalized development costs as of December 31, 2016 with the balance sheet and provide balanced disclosure for 2017.

19.   Given the significance of properties under development to total assets, please expand your disclosure to provide a break-down of capitalized development costs as of December 31, 2017 by project, stage of completion (e.g., finished lots, undeveloped land) and amount of capitalized development costs relating to lots under sale agreements with customers.

Results of Operations, page 32

20.   We note your reference to "other." Please clarify, by footnote or otherwise, what is included in this category.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 36

21.   We note your disclosure on page 36 that the 2018 revenue is expected to be approximately $20 million. We also note your disclosure on page 40 that you expect to generate approximately $68 million in revenue from Ballenger Run through the sale of developed lots and on page 42 that the total estimated revenue to be received pursuant to the NVR Lot Purchase Agreements is approximately $59 million based on your projection that the lot selling prices will increase 3% per annum on a quarterly basis after June 1, 2018. Please tell us why you believe you have a reasonable basis for such assessments. See Item 10(b) of Regulation S-K.

Contractual Obligations, page 37

22.   We note you have provided disclosure regarding your contractual obligations. To the extent you maintain this disclosure, please provide disclosure regarding all of your contractual obligations and present it in a manner consistent with the requirements of Item 303(a)(5) of Regulation S-K.

Business, page 39

23.   Please revise to clarify your intended business plan. For example, please clarify whether
        you intend to acquire an entire business or an interest in a business. If you intend to invest
        in a business, please clarify whether you primarily intend to acquire a minority interest or
        majority interest.

Our Operations, page 39

24.   We note, on page 31, you disclose that you have leased units to customers in 2017. Please
        provide more disclosure regarding this aspect of your operations. Please provide more
        detailed disclosure regarding these leases in this section. For example, please disclose the
        number and type of properties involved and the average rent received for these properties.

25.   For each of your development projects, please disclose the anticipated completion dates
        for each phase of development and the anticipated costs for each phase of development.

Digital Transformation Technology
HotApp Blockchain Subsidiary, page 44

26.   We note your disclosure regarding your subsidiary. Please provide more detailed
        disclosure regarding the business of and services provided by this subsidiary and describe
        the stage of development of its blockchain technology . Describe whether its business
        entails, or will entail, the creation, issuance or use of digital assets and, if so, how those
        digital assets will be used. Please also disclose any related business risks and challenges,
        including any known trends or uncertainties that are reasonably expected to have a
        material impact on results of operations or financial condition.

Biohealth Business, page 45

27.   We note your disclosure in the fifth paragraph of page 45 regarding your acquisition of
        53% ownership stake in iGalen International Inc. Please tell us how you accounted for this
        acquisition, the guidance upon which you relied, and the impact of this acquisition on the
        financial statements.

28.   Please revise your disclosure to describe the phase of development of each of your key
        products in this business line, Linebacker, Laetose and 3F.

Principal Stockhodlers, page 58

29.   We note your disclosure on page 22 that there are outstanding options. Please advise
        whether these options are taken into account in the table.

Consolidated Balance Sheets, page F-25

30.   We note that the Union Bank Loan (page F-38) due on December 31, 2019 and the Private
        Investor Loan (page F-39) due on November 29, 2019 are presented as current liabilities,
        while the note payable to related parties (page F-39) due on demand is presented as long-
        term liability. Please tell us how you considered the due dates of the above loans in
        determining their classification in the balance sheets. This comment also applies to the
        interim financial statements.

Consolidated Statements of Operations and Other Comprehensive Income, page F-26

31.   Please revise to disclose the total and per share net loss attributable to common
        stockholders and the total net loss attributable to noncontrolling interests. This comment
        also applies to the interim financial statements. Refer to ASC 810-10-45 and ASC 260-10-
        45.

Consolidated Statements of Stockholder's Equity, page F-27

32.   Please revise to include a consolidated statement of stockholders' equity for the year
        ended December 31, 2016. We note that the accountants' report covers the referenced
        financial statement. Refer to Rule 8-02 of Regulation S-X.

33.   Please tell us the reason for the significant difference between the statement of
        stockholders' equity and the statement of operations and comprehensive income as it
        relates to the foreign currency translation adjustment. This comment also applies to the
        interim financial statements.

Note 1. Nature of Operations and Summary of Significant Accounting Policies
Basis of Presentation, page F-29

34.   We note your disclosure relating to the identification of the accounting acquirer in the
        October 1, 2018 internal restructuring transactions which suggests that you will apply
        purchase accounting to these transactions. It appears from your disclosure throughout the
        filing that the Company and the entities transferred to the Company by Mr. Chan were
        under the common control of Mr. Chan before and after the referenced transactions. If so,
        please revise your disclosure to clarify that, if true, the transactions will be accounted for
        as reorganization of entities under common control. This comment also applies to the
        interim financial statements.

35.   Given that the internal restructuring transactions did not occur until October 1, 2018,
        please tell us your basis for presenting consolidated, instead of combined, financial
        statements of the transferred entities for the periods prior to the reorganization. Also, tell
        us your basis for not presenting separate financial statements of the Company. This
        comment also applies to the interim financial statements.

Financial Instruments, page F-31

36.   It appears from your disclosure on page F-31 and F-36, that you adopted ASU 2016-01 in 2017 and as a result the change in the fair value of the Company's equity investments is recognized in the consolidated statements of operations rather than the consolidated statements of comprehensive income. Please tell us how you considered the provision in ASU 2016-01 that the amendment relating to the recognition of changes in fair value in net income was not permitted to be early adopted.

Real Estate Assets, page F-31

37.   Please revise to disclose the amount of interest and other cost capitalized.

Property Sales, page F-34

38.   Please revise to disclose how you considered any continuing involvement in your revenue recognition policy for property sales.

Note 5. Builder Deposits, page F-38

39.   Your disclosure on page F-38 indicates that NVR is entitled to purchase 443 lots for a price of approximately $5.6 million which is inconsistent with your disclosure on page F-16 that indicates that the price approximates $56M. Please revise to correct this conflict.

Note 7. Related Parties Transactions
Purchase of subsidiary from a director, page F-39

40.   Please tell us how you accounted for the acquisition of Hengfai Asset Management Pte. Ltd. and SeD Intelligent Home Inc., the guidance upon which you relied, and the impact of these acquisitions on the financial statements.

Note 8. Equity, page F-41

41.   Please provide to us additional details regarding the merger reserve, how you accounted for this reserve and the guidance upon which you relied.

Note 9. Investments Measured at Fair Value, page F-41

42.   For each investment included in "Investment Stocks (quoted)" disclosed on page F-42 please provide to us additional details regarding the number of shares held, the quoted price and the source of this information. This comment also applies to the interim financial statements.

43.   Tell us why the unrealized gain on securities investment is labeled as related parties in the

statement of operations and comprehensive income for fiscal year 2017.

<u>Part II</u>
<u>Information not Required in Prospectus</u>
<u>Item 16. Exhibits and Financial Statement Schedules, page II-3</u>

44.   Please file the agreement related to your loan with Union Bank in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe this agreement is not material.

You may contact Jorge Bonilla at 202-551-3414 or Daniel Gordon, Senior Assistant Chief Accountant, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Sonia Barros, Assistant Director, at 202-551-3655 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities

cc: Spencer G. Feldman, Esq.